ALMADEN MINERALS LTD.	1103 - 750 West Pender St. Vancouver, B.C. V6C 2T8 Tel: 604 - 689 - 7644 Fax: 604 - 689 - 7645 Email: info@almadenminerals.com

NOTICE TO READER

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated financial statements for the period ended September 30, 2005.

ALMADEN MINERALS LTD.
Consolidated Interim Balance Sheets

September 30, 2005 and December 31, 2004

	September 30, 2005	December 31, 2004
	(unaudited)	(audited)
ASSETS

CURRENT
Cash and cash equivalents	$3,447,715	$4,125,706
Accounts receivable and prepaid expenses	278,268	213,176
Marketable securities (Note 2)	1,302,504	504,754
Inventory (Note 3)	274,768	274,768
TOTAL CURRENT ASSETS	5,303,255	5,118,404
PROPERTY, PLANT AND EQUIPMENT	1,003,143	575,142
RECLAMATION DEPOSIT	81,500	81,500
MINERAL PROPERTIES (Note 4)	5,409,431	4,440,229
TOTAL ASSETS	$11,797,329	$10,215,275

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$279,868	$79,134
Deferred exploration advances (Note 5)	364,183	-
Mineral taxes payable	379,653	379,653
TOTAL CURRENT LIABILITIES	1,023,704	458,787

SHAREHOLDERS’ EQUITY

Share capital
Authorized
Unlimited number of common shares without par value
Issued (Note 6)
32,157,997 shares – September 30, 2005
31,142,767 shares – December 31, 2004	26,425,030	25,258,538
Contributed surplus (Note 6)	1,801,354	1,598,354
Deficit accumulated during the exploration stage	(17,452,759)	(17,100,404)
TOTAL SHAREHOLDER’S EQUITY	10,773,625	9,756,488
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$11,797,329	$10,215,275

ON BEHALF OF THE BOARD:

“Duane Poliquin”

________________________

Duane Poliquin, Director

“James E. McInnes”

________________________

James E. McInnes, Director

ALMADEN MINERALS LTD.
Consolidated Interim Statements of Operations and Deficit

(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004

REVENUE
Mineral properties	$689,423	$959	$806,472	$110,727
Interest income	16,938	13,943	58,249	56,952
Other income	58,791	25,614	112,362	48,800
	765,152	40,516	977,083	216,479

EXPENSES
General and administrative expenses (Schedule)	238,690	148,416	583,027	522,941
General exploration expenses	134,997	193,332	471,417	513,453
Write-down of interests in mineral properties	2,485	306,773	24,204	321,098
Stock option compensation (Note 6)	-	-	213,600	28,963
	376,172	648,521	1,292,248	1,386,455
	388,980	(608,005)	(315,165)	(1,169,976)
WRITE-DOWN OF MARKETABLE SECURITIES	(35,432)	(60,265)	(117,493)	(101,486)
GAIN ON SALE OF SECURITIES	20,010	-	117,740	-
GAIN ON SALE OF PROPERTY, PLANT AND EQUIPMENT	-	-	10,995	-
FOREIGN EXCHANGE LOSS	(85,323)	(57,140)	(48,432)	(36,854)

NET GAIN (LOSS)	288,235	(725,410)	(352,355)	(1,308,316)

DEFICIT, ACCUMULATED DURING EXPLORATION STAGE, BEGINNING OF PERIOD	(17,740,994)	(14,279,107)	(17,100,404)	(13,696,201)

DEFICIT, ACCUMULATED DURING EXPLORATION STAGE, END OF PERIOD	$(17,452,759)	$(15,004,517)	$(17,452,759)	$(15,004,517)

NET GAIN (LOSS) PER SHARE Basic and fully diluted	$0.01	$(0.02)	$(0.01)	$(0.04)

BASIC AND DILUTED WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	31,848,669	30,427,199	31,407,614	29,928,396

ALMADEN MINERALS LTD.
Consolidated Interim Statements of Cash Flows

(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004

OPERATING ACTIVITIES
Net gain (loss)	$288,235	$(725,410)	$(352,355)	$(1,308,316)
Items not affecting cash
Depreciation	34,300	15,688	87,739	44,525
Write-down of marketable securities	35,432	60,265	117,493	101,486
Write-down of interests in mineral properties	2,485	306,773	24,204	321,098
Stock-based compensation	-	-	213,600	28,963
Gain on sale of property, plant and Equipment	-	-	(10,995)	-
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	(37,001)	40,203	(65,092)	(239,176)
Accounts payable and accrued liabilities	51,278	22,931	200,734	198,117
Deferred exploration advances	364,183	6,577	364,183	(43,802)
	738,912	(272,973)	579,511	(897,105)

FINANCING ACTIVITIES
Issuance of shares – net of share issue costs	1,043,511	1,238,791	1,155,892	2,021,497

INVESTING ACTIVITIES
Change in marketable securities	(651,622)	(288,374)	(586,743)	(273,148)
Property, plant and equipment
Purchases	(134,383)	(12,823)	(504,745)	(148,323)
Mineral properties
Costs	(699,051)	(396,828)	(1,321,906)	(734,721)
	(1,485,056)	(698,025)	(2,413,394)	(1,156,192)

NET CASH INFLOW (OUTFLOW)	297,367	267,793	(677,991)	(31,800)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	3,150,348	4,539,321	4,125,706	4,838,914

CASH AND CASH EQUIVALENTS, END OF PERIOD	$3,447,715	$4,807,114	$3,447,715	$4,807,114

ALMADEN MINERALS LTD.
Notes to Consolidated Interim Financial Statements

(unaudited)

1.

BASIS OF PRESENTATION

These interim unaudited consolidated financial statements do not include all the disclosure required by Canadian generally accepted accounting principles for annual statements and should be read in conjunction with the annual audited financial statements for the year ended December 31, 2004, specifically the following Notes: Note 1 on the Nature of Operations; Note 2 on Significant Accounting Policies; Note 3 on Accounting Changes; and Note 16 on Contingency. These statements are prepared in accordance with recommendations for interim financial statements in conformity with Canadian generally accepted accounting principles.  They have been prepared using the same accounting policies and methods as those used in the December 31, 2004 accounts.

2.

MARKETABLE SECURITIES

Marketable securities consist of equity securities which are valued at the lower of cost and quoted market value.  The market value of the investments as at September 30, 2005 was $2,343,014 (December 31, 2004 - $1,045,147).

3.

INVENTORY

Inventory consists of 1,597 ounces of gold bullion which is valued at the lower of average cost of mining and estimated net realizable value. The market value of the gold at September 30, 2005 is $876,734 (December 31, 2004 - $843,599).

ALMADEN MINERALS LTD.
Notes to Consolidated Interim Financial Statements

(unaudited)

4.

MINERAL PROPERTIES

	September 30, 2005	December 31, 2004
Canada
Elk 100% interest in mineral claims in British Columbia which includes the Siwash gold deposit	$3,199,899	$2,557,245
ATW Net 37.5% interest in mineral claims near Lac De Gras, Northwest Territories	234,244	196,944
PV 100% interest in mineral claims in British Columbia	119,399	130,897
MOR 100% interest in mineral claims in the Yukon Territory	31,697	31,524
Skoonka Creek (SAM) 100% interest in mineral claims in British Columbia	30,941	57,599
Rock River Coal 50% interest in 187,698 acre coal prospect in the Yukon Territory	48,760	39,339
Cabin Lake 100% interest in mineral claims in the Yukon Territory	1	1
Caribou Creek 100% interest in mineral claims in the Yukon Territory	1	1

Mexico
Caballo Blanco Option to purchase 100% interest in mineral claims in Veracruz State	542,600	524,885
El Pulpo 100% interest in mineral claims in Sinaloa State	-	1
San Carlos / San Jose 100% interest in the San Carlos and San Jose mineral claims in Tamaulipas State	77,199	203,142
Galeana Option to purchase 100% interest in mineral claims in Chihuahua State	1	1
Yago / La Sarda 100% interest in mineral claims in Nayarit State	310,672	277,465
Fuego 100% interest in mineral claims in Oaxaca State	1	58,135

Interests in various other mineral claims	814,016	363,050
	$5,409,431	$4,440,229

ALMADEN MINERALS LTD.
Notes to Consolidated Interim Financial Statements

(unaudited)

4.

MINERAL PROPERTIES (Continued)

(a)

Skoonka Creek (SAM)

The Company acquired a 100% interest in the Skoonka Creek property by staking.   During the nine months ended September 30, 2005, the Company entered into an agreement with Strongbow Exploration Inc. (“Strongbow”).  To earn a 60% interest, Strongbow must incur exploration expenditures of $4,000,000 and issue 1,000,000 shares to the Company by December 31, 2010.

(b)

El Pulpo

During the nine months ended September 30, 2005, the Company completed an agreement to sell 100% of its right, title and interest in the El Pulpo concessions and the underlying agreements to Ross River Minerals Ltd. (“Ross River”’) for an initial issuance of 2,200,000 shares of Ross River.

(c)

San Carlos / San Jose

The Company acquired a 100% interest in the San Carlos claims by staking and purchased a 100% interest in the San Jose claims, subject to a 2% NSR.

During 2004, the Company entered into an agreement with Hawkeye Gold & Diamond Inc. (“Hawkeye”). To earn an initial 51% interest, Hawkeye had to maintain the property in good standing, incur exploration expenditures totaling US$2,000,000 by March 15, 2008 and issue 500,000 shares to the Company by March 15, 2007.  Hawkeye could increase its interest to 60% by incurring an additional US$2,000,000 of exploration expenditures by March 15, 2011 and issue a further 300,000 shares to the Company by March 15, 2010.

The agreement was amended in April 2005.  To earn a 51% interest, Hawkeye must issue 850,000 shares (received) and pay $45,475 (paid) within five days of regulatory approval, maintain the property in good standing, incur exploration expenditures totaling US$2,000,000 and issue 700,000 shares to the Company by April 2008. Hawkeye can increase its interest to 60% by incurring an additional US$2,000,000 of exploration expenditures and issuing a further 300,000 shares to the Company by April 2011.

(d)

Yago / La Sarda

The Company acquired a 100% interest in the Tepic claim by staking and purchased a 100% interest in the La Sarda, Guadalupe and Sagatario claims.  During the nine months ended September 30, 2005, the Company entered into an agreement with a private company which intends to go public early in 2006. To earn a 60% interest, this company must incur exploration expenditures of US$4,000,000 and issue 600,000 shares of the public company to the Company over seven years.

ALMADEN MINERALS LTD.
Notes to Consolidated Interim Financial Statements

(unaudited)

4.

MINERAL PROPERTIES (Continued)

(e)

Guadalupe

The Company acquired a 100% interest in the Guadalupe property by staking. During the nine months ended September 30, 2005, the Company entered into an agreement with Lincoln Gold Corp. (“Lincoln”).  To earn a 60% interest, Lincoln must incur exploration expenditures of US$3,000,000 and issue 450,000 shares to the Company by August 8, 2010.

(f)

BHP Billiton Joint Venture

The Company amended its agreement with BHP Billiton World Exploration Inc. (“BHP”) to continue exploration in eastern Mexico. The terms of the amended agreement outline two separate phases dependent upon success in the first phase. The first phase of exploration consists of a minimum of US$50,000 to be spent in the first year. If both the Company and BHP agree to acquire any properties discovered, BHP will have the option to carry out US$750,000 of exploration on each property in order to earn a 51% interest in that property.  After BHP has completed this expenditure each property would enter a joint venture phase of exploration during which both the Company and BHP would contribute US$750,000 for a total of US$1,500,000.  If one party fails to contribute to this phase, it would be diluted to a 2% NSR. After this joint venture stage is complete and if both parties have maintained their interest by funding, BHP can then elect to earn an additional 19% interest, for a total of 70% interest in each project, by completing a feasibility study not to exceed US$25,000,000 for each project.  A final 10% interest can be earned if BHP funds the property into production.

5.

DEFERRED EXPLORATION ADVANCES

During the nine months ended September 30, 2005, the Company entered into a joint venture agreement with Japan Oil, Gas and Metals National Corporation (“JOGMEC”) to undertake a regional joint venture program and optioned its Santa Isabela property to JOGMEC. The Company acquired a 100% interest in the Santa Isabela property by staking. To earn a 60% interest in Santa Isabela, JOGMEC must incur exploration expenditures of $1,500,000 by September 30, 2008. At September 30, 2005, the Company has deferred $364,183 received from JOGMEC in advance of exploration.

ALMADEN MINERALS LTD.
Notes to Consolidated Interim Financial Statements

(unaudited)

6.

SHARE CAPITAL

The changes in issued shares since December 31, 2004 to September 30, 2005 are as follows:

	Number	Amount

Balance, December 31, 2004	31,142,767	$25,258,538
For cash pursuant to private placements	506,180	855,511
For cash on exercise of share purchase warrants	173,750	188,000
For cash on exercise of stock options	335,300	112,381
Add contributed surplus on exercise of stock options	-	10,600

Balance, September 30, 2005	32,157,997	$26,425,030

Warrants

	Number of Warrants	Expiry Date	Exercise Price Range

Outstanding, December 31, 2004	1,848,105	August 5, 2005 to September 18, 2008	$0.80 to 2.25
Exercised	(173,750)	-	0.80 to 1.50
Expired	(27,000)	-	2.25
Outstanding, September 30, 2005	1,647,355	December 30, 2005 to September 18, 2008	$1.75 to $2.25

At September 30, 2005, the following share purchase warrants were outstanding:

Number of Warrants	Expiry Date	Exercise Price Range
1,439,000	September 18, 2006/2007/2008	$1.75/2.00/2.25
140,000	December 30, 2005	1.85
68,355	December 30, 2005	2.25
1,647,355

ALMADEN MINERALS LTD.
Notes to Consolidated Interim Financial Statements

(unaudited)

6.

SHARE CAPITAL (Continued)

Options

During the nine months ended September 30, 2005, the Company amended its stock option plan from a fixed stock option plan of 2,900,000 shares reserved for issuance to a fixed  maximum percentage of 10% of the common shares issued and outstanding from time to time.  At September 30, 2005, the Company has reserved 75,799 stock options that may be granted.  The exercise price of an option cannot be less than the closing price of the common shares on the Toronto Stock Exchange on the day immediately preceding the grant of the option and the maximum term of all options is ten years.  The Company also has stock options outstanding relating to the period before the introduction of the fixed stock option plan.

The Board of Directors determines the term of the option (to a maximum of 5 years) and the time during which any option may vest.  All options granted during the nine months ended September 30, 2005 vested on the date granted.

The following table presents the outstanding options as at September 30, 2005 and changes during the period:

Fixed Options	Shares	Weighted Average Exercise Price

Outstanding at December 31, 2004	4,206,783	$ 0.91
Granted	240,000	1.79
Exercised	(335,300)	0.34
Outstanding at September 30, 2005	4,111,483	$ 1.01
Options exercisable at September 30, 2005	4,111,483

The following table summarizes information about stock options outstanding at September 30, 2005:

Options Outstanding and Exercisable
Number	Expiry	Exercise
of Shares	Date	Price

35,000	January 28, 2006	$ 2.35
270,000	March 1, 2006	0.30
75,792	August 23, 2006	0.27
900,000	February 28, 2007	0.55
379,000	February 26, 2008	0.80
50,000	April 7, 2008	0.74
40,000	September 26, 2008	1.37
581,691	October 7, 2008	0.45
154,000	December 1, 2009	0.39
1,386,000	December 14, 2009	1.67
240,000	June 17, 2010	1.79
4,111,483

ALMADEN MINERALS LTD.
Notes to Consolidated Interim Financial Statements

(unaudited)

6.

SHARE CAPITAL (Continued)

The weighted-average grant date fair value assigned to stock options granted during the nine months ended  September 30, 2005 was $0.89.  The fair value of these options were determined on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

Risk free interest rate	3.45%
Expected life	4 years
Expected volatility	61%
Expected dividends	$Nil

Contributed surplus

Balance, December 31, 2004	$ 1,598,354
Stock-based compensation on issue of options	213,600
Exercise of stock options	(10,600)

Balance, September 30, 2005	$ 1,801,354

7.         RELATED PARTY TRANSACTIONS

A company controlled by the founding shareholder of the Company was paid or accrued for payment $79,200 for technical services and $16,505 for general and administrative services during the nine months ended September 30, 2005 (2004 – $82,800).

A company controlled by a relative of the founding shareholder of the Company was paid or accrued for payment $60,000 for geological services during the nine months ended September 30, 2005 (2004 - $51,267).  A vehicle owned by this company, being used by Almaden in exploration in Mexico, was purchased by Almaden for $22,000 during the nine months ended September 30, 2005.

 An officer of the Company was paid $42,838 for professional services rendered during the nine months ended September 30, 2005 (2004 - $42,838).

ALMADEN MINERALS LTD.
Consolidated Interim Schedule of General and Administrative Expenses

(unaudited)

	Nine Months Ended September 30,
	2005	2004

Bank charges and interest	$4,862	$5,232
Depreciation	87,739	44,525
Insurance	6,362	4,958
Office and licenses	111,298	78,222
Professional fees	100,904	146,804
Rent	81,877	77,927
Stock exchange fees	66,408	22,136
Telephone	9,085	10,559
Transfer agent fees	13,041	12,161
Travel and promotion	101,451	120,417
	$583,027	$522,941